CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

October 19, 2016

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS
CytoDyn Inc.
Registration Statement on Form S-3
File No. 333-213866

Ladies and Gentlemen:

CytoDyn Inc. (the “Company”) hereby respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) so that the Registration Statement will become effective at 9:00 a.m. (Eastern time) on Friday, October 21, 2016, or as soon thereafter as practicable.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Steven M. Skolnick of Lowenstein Sandler LLP, counsel to the Company, at (646) 414-6947, as soon as the Registration Statement has been declared effective.

Very truly yours,

CytoDyn Inc.

/s/ Michael D. Mulholland
Michael D. Mulholland
Chief Financial Officer